Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770 713.223.2300 Office 713.221.1212 Fax bgllp.com

October 20, 2014

VIA EDGAR TRANSMISSION

AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:                             Mara L. Ransom
Assistant Director

Re:                             Kinder Morgan, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 1, 2014

File No. 333-198411

Kinder Morgan Energy Partners, L.P.

Amendment No. 1 to Schedule 13E-3

Filed October 2, 2014

File No. 005-47969

El Paso Pipeline Partners, L.P.

Amendment No. 1 to Schedule 13E-3

Filed October 2, 2014

File No. 005-83402

Ladies and Gentlemen:

On behalf of our client, Kinder Morgan, Inc. (“KMI”), please find responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 17, 2014, with respect to the above-referenced registration statement (the “Registration Statement”).

KMI is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments. For your convenience, we have repeated in bold type each comment exactly as set forth in the October 17th comment letter. The parties’ response to each comment is set forth immediately below the text of the applicable comment.

United States Securities and Exchange Commission

October 20, 2014

Proxy Statement/Prospectus for Kinder Morgan Energy Partners, L.P.

Position of the KMI Parties, KMP, KMGP and KMR as to the Fairness of the Merger, page 63

1.                                      We note your response to prior comment 13 of our letter dated September 26, 2014. With a view towards additional disclosure, please explain the basis for the determination that the value of the claims to KMP “was not sufficiently material.” In doing so, please quantify the amount of the claims, including the amount of “disgorgement of any distributions to KMGP, KMI and any related entities beyond amounts that would have been distributed in accordance with a ‘good faith’ allocation of KMP’s maintenance capital expenses.” Please also help us understand why you believe that the claims would be extinguished as a result of the KMP merger.

Response:                                         In response to the Staff’s comment, the disclosure has been revised on page 59 of the preliminary proxy statement/prospectus of Kinder Morgan Energy Partners, L.P. and page 57 of the preliminary proxy statement/prospectus of Kinder Morgan Management, LLC, in each case contained in Amendment No. 2.

Exhibit 5.1 — Opinion of Bracewell & Giuliani LLP

2.                                      We note that the legal opinion states that the proposed offering is up to an aggregate of 1,113,895,755 shares of Class P common stock. However, your registration fee table indicates that 1,102,022,780 shares of Class P common stock will be registered. Please revise or advise.

Response:                                         We have filed a new legal opinion as Exhibit 5.1 to Amendment No. 2 to correctly refer to 1,102,022,780 shares of Class P common stock.

Courtesy packages containing this letter and marked copies of Amendment No. 2 showing all changes to the Amendment No. 1 to the Registration Statement as filed on October 1, 2014 are being delivered to each individual named in the last paragraph of the Staff’s October 17th comment letter.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Gary W. Orloff of

United States Securities and Exchange Commission

October 20, 2014

Bracewell & Giuliani LLP at (713) 221-1306, or in his absence, Troy L. Harder, at (713) 221-1456.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff
Gary W. Orloff

cc:                                David R. DeVeau
Kinder Morgan, Inc.

Joshua Davidson
Tull R. Florey
Baker Botts LLP

Mike Rosenwasser
Keith R. Fullenweider
Vinson & Elkins LLP

Michael J. Aiello
Weil, Gotshal & Manges LLP

R. Daniel Witschey, Jr.
Troy L. Harder
Bracewell & Giuliani LLP